Stralak
Resources Inc.

02 OCT 25 AM 9:10

SUPPL

US 12(g)3-2(b) exemption #**82-976**

02055425

October 17, 2002

Via First Class Mail

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Stralak Resources Inc.'s news release of October 17, 2002, for your records.

If you have any questions, please contact our office.

Thank you.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Yours truly,

STRALAK RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

dlw 10/29

106 Fielding Road • Lively, Ontario • CANADA • P3Y 1L5 • TEL. 705-682-9234 • FAX 705-682-2447 • www.stralakresources.ca • E-mail: info@stralakresources.com

STRALAK RESOURCES INC.
59 Nelson Road
Lively, Ontario, Canada, P3Y 1P4

Tel: (705) 682-9234
Fax: (705) 682-2447

NEWS RELEASE - October 17, 2002
TSX:SRK

Company Reports Completion of Private Placement

Stralak Resources Inc. reports that the private placement announced on September 23, 2002 has been completed.

Pursuant to the agreements, 200,000 common shares were issued at a price of $0.15 per common share.

A finder's fee of $3,000 was paid at closing to a finder who is at arm's-length to the Company.

The common shares issued pursuant to the private placement are subject to a hold period, and may not be traded in British Columbia until October 10, 2003.

For further information, please contact the company at 705-682-9234, or write to 59 Nelson Road, Lively, Ontario, P3Y 1P4.

On behalf of the Board of Directors,

Edward J. Blanchard
President